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SEC FILE NUMBER
8-70406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Blink Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

27 Union Square West, 4th Floor
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Peters	(212)668-8700	rpeters@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska, LLP
(Name – if individual, state last, first, and middle name)

141 W Jackson, Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

03/24/2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jared Gerstenblatt _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Blink Securities LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RACHEL ANN REIDDA
Notary Public, State of New York
No. 01RE6222818
Qualified in New York County
Commission Expires June 01, 20 26

Signature: _____

Title:
Managing Member, Blink Securities LLC

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BLINK SECURITIES, LLC

**FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)**

December 31, 2024

CONFIDENTIAL

BLINK SECURITIES, LLC
For the Year Ended December 31, 2024

Contents

Report of Independent Registered Public Accounting Firm   1

Financial Statements

Statement of Financial Condition   2

Statement of Operations   3

Statement of Changes in Members' Equity   4

Statement of Cash Flows   5

Notes to Financial Statements   6 - 7

Supplementary Information

Schedule of Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission   8

Schedule of Determination of Reserve Requirements Pursuant to Rule 15c3-1 of
the Securities and Exchange Commission   9

Schedule of Information Relating to the Possession or Control Requirments
 Under Rule 15c3-1 of the Securities and Exchange Commission   9

Report of Independent Registered Public Accounting Firm on Exemption Report   10

Exemption Report   11



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Blink Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Blink Securities, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Blink Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Blink Securities, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Blink Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplementary Information (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Blink Securities, LLC's financial statements. The supplemental information is the responsibility of Blink Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

We have served as Blink Securities, LLC's auditor since 2021.
Chicago, Illinois
January 9, 2025

BLINK SECURITIES, LLC

Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$	185,001
Prepaid and other assets		7,293
TOTAL ASSETS	$	192,294

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable	$	-
TOTAL LIABILITIES		-
MEMBERS' EQUITY		192,294
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	192,294

`

BLINK SECURITIES, LLC

Statement of Operations
For the Year Ended December 31, 2024

REVENUE:		
Commission Revenue	$	-
Total revenue		-
OPERATING EXPENSES:		
Professional fees		56,313
Rent expense		24,000
Employee compensation and benefits		20,545
Regulatory expense		8,055
Other operating expenses		8,175
Total expenses		117,088
NET LOSS	$	(117,088)

See accompanying notes to financial statements

3

BLINK SECURITIES, LLC

Statement of Changes in Members' Equity
December 31, 2024

Members' equity, January 1, 2024	$	159,382
Capital contributions		150,000
Net loss		(117,088)
Members' equity, December 31, 2024	$	192,294

BLINK SECURITIES, LLC

Statement of Cash Flows
December 31, 2024

OPERATING ACTIVITIES:

Net Loss	$	(117,088)
Adjustments to reconcile net loss to net cash used in operating activities :		
(Increase) decrease in operating activities:		
Prepaid and other assets		1,434
Net cash used in operating activities		(115,654)

FINANCING ACTIVITIES:

Capital contributions		150,000
Net cash provided by financing activities		150,000

NET INCREASE IN CASH AND CASH EQUIVALENTS		34,346
CASH AT THE BEGINNING OF YEAR		150,655
CASH AT THE END OF YEAR	$	185,001

Notes to Financial Statements
For the Year Ended December 31, 2024

1. Organization and Nature of Business

Blink Securities, LLC, (the "Company") was incorporated in the State of Delaware on August 1, 2019. As of August 9, 2021, The Company was approved as a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is approved for institutional execution and proprietary trading of exchange-traded equity securities and equity options contracts.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

Cash
Cash consists of funds maintained in a checking account held at financial institutions.

Revenue Recognition and Securities Valuation
Securities transactions and related revenue and expenses are recorded on a trade date basis.

Use of Estimates
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes
The Company is a limited liability company with all taxable income or loss recorded in the income tax returns of its members. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2021. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2024.

Uncertain Tax Positions
The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Positions"). This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under Uncertain Tax Positions, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position for the year ended December 31, 2024, and does not expect any material adjustments to be made.

Notes to Financial Statements
For the Year Ended December 31, 2024

3. Credit Concentration
At December 31, 2024, the Company had no cash balances in excess of FDIC limits. Management does not consider any credit risk associated with this receivable to be significant.

4. Related Party Transactions
The Company has entered into an expense sharing agreement with Chimera Securites, LLC., an affiliate of the Company. The terms of the expense sharing agreement provide that any expenses paid on behalf of the Company, such as salaries, rent and other various operating expenses are to be repaid to the affiliate at cost. Expenses recorded for services provided on behalf of the Company was $62,545 as of December 31, 2024, and are included in employee compensation and benefits, rent, professional fees and other operating expenses on the statement of operations. As of December 31, 2024, there was no balance due and payable to the affiliate.

5. Recent Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments - Credit Losses ("ASC 326"). The main objective of ASC 326 is to provide financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this Topic replaces the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. This is adjusted each period for changes in expected lifetime credit losses at the time the financial asset is originated or acquired. For financial assets measured at amortized costs (i.e., cash and accounts receivable), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historical losses. On January 1, 2021, the Company adopted ASC 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in member's equity. At December 31, 2024 the Company did not record any allowance for any uncollectible receivables.

6. Net Capital Requirements
The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At December 31, 2024, the Company had net capital of $185,001, which was $85,001 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.00% at December 31, 2024.

7. Contingencies
The Company, in the normal course of business, may be subject to various legal and regulatory proceedings. These matters are vigorously defended as they arise. The Company provides for expenses associated with such claims when such amounts are probable and can be reasonably estimated. The Company currently does not have any material amounts accrued for legal or regulatory proceedings.

8. Subsequent Events
The Company's management has evaluated events and transactions through January 9, 2025, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements.

BLINK SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2024

TOTAL MEMBERS' CAPITAL QUALIFIED FOR NET CAPITAL	$	192,294
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Prepaid expenses		(7,293)
Total Non-allowable assets		(7,293)
NET CAPITAL	$	185,001
AGGREGATE INDEBTEDNESS:		
Accounts payable		-
	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital, the greater of the statutory minimum or one fifteenth of AI	$	100,000
Excess net capital	$	85,001
Excess net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	65,001
Percentage of aggregate indebtedness to net capital		0.00%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2024.

See Report of Independent Registered Public Accounting Firm

8

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The company is exempt from the provisions of Rule 15c3-3.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The company is exempt from the provisions of Rule 15c3-3.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Blink Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Blink Securities, LLC (the Company) stated that: The Company claimed exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii) and (2) the Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2024 without exception. Blink Securities, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Blink Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
January 9, 2025

Blink Securities, LLC
Exemption Report

Blink Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii); and

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2024 without exception.

Blink Securities, LLC
January 09, 2025

I, Jared Gerstenblatt, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Jared Gerstenblatt
Title: Managing Member